Exhibit 21.1

SUBSIDIARIES OF SUNSCOUT HOLDING LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
SunScout Limited	New Zealand	September 22, 2022	100%
SunScout New Zealand Limited(1)	New Zealand	July 29, 2020	100%
Brightway Energy LLC	Delaware, USA	February 9, 2020	100%

(1)	Held indirectly through SunScout Limited.